Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    Devonshire Resources Completes Private Placement

    VANCOUVER, Dec. 11 /CNW/ - Devonshire Resources Ltd., (TSX-V: DSH, OTCBB:
DSHRF) announces that it has completed a non-brokered private placement. The funds raised will be used to pursue exploration activities, retirement of certain debts and for general working capital.
    The private placement consists of 2.4 million units at $0.21 per unit, for initial proceeds of $504,000. Each unit will comprise one common share and one share purchase warrant, each warrant entitling the holder to purchase one common share at $0.28 per share for 2 years from the date of acceptance by the
TSX Venture Exchange.
    A 7% finders fee is payable totalling 137,200 shares. This financing is subject to the approval of the TSX Venture Exchange.

    ON BEHALF OF DEVONSHIRE RESOURCES LTD.

    "Tim Crowhurst"
    Tim Crowhurst
    President and Director

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

    %SEDAR: 00021121E          %CIK: 0001321847

    /For further information: Tim Crowhurst, President and Director, Tel:
(604) 696-6672, Email: info(at)ripplelake.com, www.devonshireresources.com/
    (DSH. DSHRF)

CO:  Devonshire Resources Ltd.

CNW 20:49e 11-DEC-07